Filed Pursuant to Rule 433

Registration No. 333-249475-02

Ameren Illinois Company

Pricing Term Sheet

June 22, 2021

Issuer:	Ameren Illinois Company

Issue:	2.90% First Mortgage Bonds due 2051 (the “Bonds”)

Principal Amount:	$350,000,000

Coupon (Interest Rate):	2.90% per annum

Maturity Date:	June 15, 2051

Benchmark Treasury:	1.875% due February 15, 2051

Benchmark Treasury Price:	94-19+

Benchmark Treasury Yield:	2.121%

Spread to Benchmark Treasury:	+80 basis points

Re-offer Yield:	2.921%

Offering Price (Issue Price):	99.583% of the principal amount

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2021

Optional Redemption:	Prior to December 15, 2050 (the “Par Call Date”), at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any Bonds to be redeemed if such Bonds matured on the Par Call Date discounted at the Adjusted Treasury Rate plus 15 basis points, in each case plus accrued and unpaid interest, and on or after the Par Call Date, at any time at 100% of the principal amount plus accrued and unpaid interest

Expected Ratings (Moody’s/S&P)*:	A1 (stable) / A (stable)

Trade Date:	June 22, 2021

Settlement Date:	June 29, 2021 (T+5)**

CUSIP / ISIN:	02361D AX8 / US02361DAX84

Joint Book-Running Managers:	RBC Capital Markets, LLC TD Securities (USA) LLC Truist Securities, Inc. Wells Fargo Securities, LLC BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Blaylock Van, LLC CastleOak Securities, L.P. Loop Capital Markets LLC Penserra Securities LLC

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement for the Bonds, dated June 22, 2021.

In addition to the Bonds, the Issuer is concurrently offering $100 million principal amount of its 0.375% First Mortgage Bonds due 2023. The offerings are not contingent upon each other.

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**	It is expected that delivery of the Bonds will be made against payment for the Bonds on or about the Settlement Date specified above, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Bonds initially are expected to settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829, TD Securities (USA) LLC toll-free at 1-855-495-9846, Truist Securities, Inc. toll-free at 1-800-685-4786 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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